Tradesman Brewery Co. is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Craft BeerWomen–led
Tradesman Brewery Co.

1647 King St Ext
North Charleston, SC 29405
Get directions
Open until 8:00 PM
View all opening hours
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Tradesman Brewery Co. is seeking investment to reconsolidate debt and grow.
Generating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORAR
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Tradesman Brewery Co. is offering perks to investors. You earn the most valuable perk available based on
business. You will not also receive the perks of lesser value, unless specified below.

Union Membership for one year Invest $300 or more to qualify. 30 of 30 remaining
LIfetime Union membership Invest $1,000 or more to qualify. 20 of 20 remaining
Show more
This is a preview. It will become public when you start accepting investment.

Previous
Next
This is a preview. It will become public when you start accepting investment.
THE TRADESMAN JOURNEY

Founded by husband and wife team, Scott and Sara Gayle Mcconnell, Tradesman opened as the first brew
became part of the growing Charleston beer community.

Scott and Sarah Gayle had extensive home brewing experience, which fueled their dream of starting their
Co-owner Chris Winn joined the team in January of 2015 with years of brewery experience and a love of lo
This is a preview. It will become public when you start accepting investment.
OUR STORY

Our new facility is on King Street and is capable of producing almost 3000 barrels of beer annually.

We sell draft and canned beer all over South Carolina and are proud to be part of some of the best beer lis
This is a preview. It will become public when you start accepting investment.
GOALS

Become top Brewery in South Carolina by:

Production potential: 320 barrels/mo
Tasting room visitation: 4000 transactions/mo
Tap Room Revenue: $50,000 Monthly ($20/avg. spend)
Distribution Sales: 240 barrels/mo. @ $75k/month
This is a preview. It will become public when you start accepting investment.
MARKET POTENTIAL

South Carolina has 117 breweries and brewpubs, Compare that to North Carolina that has the largest numl

Charleston Brewery District contains 10 breweries within one mile. The district works collaboratively on ma
Saturday, Tradesman is the beginning stop at the top of every hour. The trolley provides a reason for custc
all locations. It can be utilized by tourists, friends and family visiting or just an outing with local friends.
Successful collaboration with several food trucks weekly. Having food routinely on site allows customers t
when they are here.
National medals that we will use to leverage and promote our "Well Built Beer". Our first ever barrel aged b
the Alltech Commonwealth Cup in 2016.
Produce consistent, quality beer with no "off flavors" as we scale up production.
This is a preview. It will become public when you start accepting investment.
PRESS
The arts flow outdoors at Charleston's Tradesman Brewing Co.

Settings
Enter fullscreen
Play
This is a preview. It will become public when you start accepting investment.
2006

Brewing started as a hobby for Scott McConnel

2014
Opened

Tradesman Brewing Co.'s opening day in April 2014, found 6 quality beers on tap

2014

We added 3 fermenters to increase production. We continued to grow and quickly outgrew our original sp

2015

Sara Gayle was elected to the South Carolina Brewers Guild Board, and the company continues to be activ
also grew with the addition of Chris Winn that year

2017

Relocated to the neck in Charleston in late 2017

2018

Our taproom re-opened to the public June 22, 2018

2020

Signed with a new distributor in February of 2020

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Debt Consolidation $188,000
Mainvest Compensation $12,000
Total $200,000

Office Supplies $1,100 $1,100 $1,375 $1,512 $1,588

Postage $280 $280 $350 $385 $404

Tasting Room Supplies $24,000 $49,644 $62,055 $68,260 $71,673

WIP Loss $9,600 $9,600 $12,000 $13,200 $13,860

Operating Profit $49,640 $400,055 $531,001 $591,864 $624,111

This information is provided by Tradesman Brewery Co.. Mainvest never predicts or projects performance, financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

KIQ_Tradesman1009.jpg

2015 conversion paperwork20181003_15563881.pdf

7 21 2021 Pitch Deck.pdf

KIQ_Tradesman1005.jpg

7 16 2021 Business Plan Tradesman Brewing Company.docx

KIQ_Tradesman1008.jpg

Investment Round Status

Target Raise $200,000

Maximum Raise $249,000

Amount Invested $0

Investors 0

Investment Round Ends October 1, 2021

Summary of Terms

Legal Business Name Tradesman Brewing Co. INC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 4%-5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2028

Financial Condition

Subsequent events to historical financials

Since the latest available financial statements of Tradesman Brewery Co., we have had the following mater

Continue to work closely with our new distributor and explore creative alternatives by end of year 2022

Hire for the following positions by October 2021: Assistant Brewer, Sales rep for off premise sales, Keyhold

Achieve $1,321,000.00 in revenue per year by 2023

Achieve $244,000.00 in profit per year by 2023

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantee
a Note is not like that at all. The ability of Tradesman Brewing Co. to make the payments you expect, and u
depends on a number of factors, including many beyond our control.

Limited Services

Tradesman Brewing Co. operates with a very limited scope, offering only particular services to potential cl
changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new
Brewing Co. competes with many other businesses, both large and small, on the basis of quality, price, loc
Changes in customer preference away from Tradesman Brewing Co.'s core business or the inability to com
competitors could negatively affect Tradesman Brewing Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tradesman Brewing Co.'s management or vote
decisions regarding Tradesman Brewing Co.. Furthermore, if the founders or other key personnel of Trade
Tradesman Brewing Co. or become unable to work, Tradesman Brewing Co. (and your investment) could s

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st

Changes in Economic Conditions Could Hurt Tradesman Brewery Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Tradesman Brewing Co.'s financial performanc
the event Tradesman Brewing Co. ceases operations due to the foregoing factors, it can not guarantee tha
or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Trade
be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

Tradesman Brewing Co. will be required to provide some information to investors for at least 12 months fol
information is far more limited than the information that would be required of a publicly-reporting compan
allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tradesman Brewing Co. will carry some insurance, Tradesman Brewery Co. may not carry enoug
to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure ag
Therefore, Tradesman Brewery Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect Tradesman Brewing Co.'s financial performanc
Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tradesman Brewing Co.'s management will coincide: you
be as successful as possible. However, your interests might be in conflict in other important areas, includi

successful than your initial expectations.

You Do Have a Downside

Conversely, if Tradesman Brewing Co. fails to generate enough revenue, you could lose some or all of your

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tradesman Brewery Co., and the revenue of Tradesm
even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when.
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Tradesman Brewing Co. to banks, commercial finar
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has occ
appointed, all of the representative's reasonable expenses must be paid before any further payments are i

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Tradesman Brewery Co.. Mainvest never predicts or projects performance,
information. For additional information, review the official Form C filing with the Securities and Exchange C
This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.